Exhibit 2

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT is made as of this 26th day of September, 2013 (this “Agreement”), by and between Five Island Asset Management LLC, a Delaware limited liability company (“Assignor”) and HGI Funding, LLC, a Delaware limited liability company (“Assignee”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Transfer and Sale Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, Assignor and Assignee are party to that certain Transfer and Sale Agreement, dated as of September 27, 2013, pursuant to which Assignor has agreed to sell to Assignee all of Assignor’s right, title and interest in and to the Series B Convertible Preferred Stock of Frederick’s of Hollywood Group Inc. (the “Transfer and Sale Agreement”) on the Closing Date;

WHEREAS, Assignor has entered into that certain Voting Agreement, dated as of March 15, 2013 (the “Voting Agreement”) by and among Assignee, TTG Apparel, LLC, a Delaware limited liability company, Tokarz Investments, LLC, a Delaware limited liability company, Arsenal Group, LLC, a Delaware limited liability company, and Fursa Alternative Strategies LLC, a Delaware limited liability company; and

WHEREAS, Section 12(i) of the Voting Agreement provides that Assignor may assign, in its sole discretion, all or any of its rights, interests and obligations thereunder to any of its Affiliates (as defined in the Voting Agreement).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions of the Transfer and Sale Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Assignment. Assignor hereby sells, assigns, grants, conveys and transfers to Assignee all of Assignor’s right, title and interest in and to the Voting Agreement.

2. Acceptance and Assumption. Assignee hereby accepts such assignment and assumes all of Assignor’s duties and obligations under the Voting Agreement and agrees to perform all of the obligations of Assignor under the Voting Agreement from and after the Effective Date.

3. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

5. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties to this Agreement may execute this Agreement by signing any such counterpart.

6. Further Assurances. Each of the parties hereto shall execute and deliver, at the reasonable request of the other party hereto, such additional documents, instruments,

conveyances and assurances and take such further actions as such other party may reasonably request to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to any choice of law or conflict of law rules or principles thereof that would require the application of the rules of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Assignment and Assumption Agreement as of the date first written above.

HGI FUNDING, LLC

By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President, Chief Financial Officer

FIVE ISLAND ASSET MANAGEMENT LLC

By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President, Chief Financial Officer

[Signature Page to Assignment and Assumption Agreement]